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July 8, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Attention:  Nolan McWilliams

Re:	Dorian LPG Ltd. – Form AW Request for Withdrawal of Post-Effective Amendment No. 1 to Form F-1 File No. 333‑200714

Dear Mr. McWilliams,
On behalf of Dorian LPG Ltd. (the "Company"), we hereby submit this letter to notify the Securities and Exchange Commission (the "SEC") of an inadvertent EDGAR filing submission error. On June 29, 2015, the Company filed with the SEC via EDGAR Post-Effective Amendment No. 1 to Form F-1 (File No. 333‑200714) under form type S-3/A (accession number 0000919574-15-005126). Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws such S-3/A filing. The Company will file on the date hereof the Post-Effective Amendment No. 1 under the form type header POS AM.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Will Vogel at (212) 574-1607.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.